Exhibit 99.1

Paris, December 1, 2006

ILOG S.A.: INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES
(pursuant to articles 222-14 and 222-15 of AMF Règlement Général)

Name: ILOG S.A.

Share capital: 18,626,709 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: Haren
First Name: Pierre
Position: ILOG Chairman & CEO
Description of the financial instrument: 8,000 ILOG shares

Nature of the transaction: sale of 8,000 ILOG shares on Eurolist on November 27 and 30, 2006 for a net total value of € 76,070.87 at an average price of €9,62 per share.